ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

02042774

02 JUL 23 AM 10:12

SUPPL

7 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the General Announcement dated 6 May 2002, Re: Acquisition of Subsidiaries for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dlw 7/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 06-05-2002 05:47:26 PM
Reference No AA-020506-5C071

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ACQUISITION OF SUBSIDIARIES

* **Contents :-**

The Company wishes to announce the following :

1) the acquisition of the entire issued and paid-up capital of Jaring Gemilang Sdn Bhd ("Jaring Gemilang"), a company incorporated under the Companies Act, 1965, for a cash consideration of RM2.00.

2) the incorporation of a wholly-owned subsidiary, AMB Harta (L) Limited ("AMB Harta"), under the Offshore Companies Act, 1990 with an issued and paid-up capital of USD1.00.

Information on Jaring Gemilang and AMB Harta are set out in Table I.

Jaring Gemilang and AMB Harta were acquired/incorporated to undertake certain transactions proposed under the debt restructuring scheme of the Company announced on 5 July 2000, 8 October 2001 and 26 March 2002 in respect of the proposed group wide restructuring scheme.

None of the Directors of the Company has any interest direct or indirect in the aforesaid acquisition/incorporation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

	Jaring Gemilang	AMB Harta
Date of incorporation	20.3.2002	23.4.2002
Authorised capital	RM100,000 divided into 100,000 ordinary shares of RM1.00 each	USD10,000 divided into 10,000 ordinary shares of USD1.00 each

ANGKASA MARKETING BERHAD (41515-D)

Secretary

0 6 MAY 2002

Issued and paid-up capital	RM2.00 divided into 2 ordinary shares of RM1.00 each fully paid	USD1.00 comprising 1 ordinary share of USD1.00 each fully paid

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

0 6 MAY 2002